SCHEDULE “A”

April 1, 2008

Dear Shareholders,

Recent developments with the Nunatsiavut Government in Labrador have caused concern among many investors in companies with projects in the Central Mineral Belt (CMB), Labrador, including Crosshair.

As you may be aware, the Nunatsiavut Government has announced plans to legislate a three year moratorium on uranium mining on their self-governed Labrador Inuit Lands (LIL), which encompass parts of the CMB. The proposed legislation will go to a second reading in the Nunatsiavut legislature in April.

Because there are no companies (including Aurora Energy) in the CMB that would be capable of commencing mining operations within the three year time frame of the proposed moratorium, we believe that there is another objective behind the legislation.

In our view, the Nunatsiavut Government has proposed this time frame to allow it time to develop and adopt an applicable mining policy and to arrange the expertise required to regulate mining on their heritage lands. Nunatsiavut President Tony Andersen has stated, “We want to be absolutely certain that if we allow uranium mining that the companies have to clearly show to us that it can be done in a safe way that will have minor impact on our land.”

The current developments in Labrador regarding the Nunatsiavut Government’s legislation do not directly affect our C Zone resource or the 4.5 kilometre C Zone mineralization corridor anchored by Armstrong and Area 1. The C Zone resource, C Zone minerailzed corridor, and in fact more than 90% of our entire CMB property, falls outside LIL boundaries.

Crosshair is currently being affected by the proposed legislation only because our property is located in the CMB and the market is currently painting all CMB companies with one brush. We believe this will be short lived as more understanding of the situation permeates through the investment community.

Crosshair understands that it is not in its interest, or the interest of any other company in the CMB, to have the legislation passed with its current wording.

www.crosshairexploration.com	Head Office	Phone: 604-681-8030
General Email: info@crosshairexploration.com	1140 W. Pender Street, Suite 1240	Toll Free: 1-866-683-8030
Investors: Dan@crosshairexploration.com	Vancouver, BC, Canada V6E 4G1	Facsimile: 604-681-8039

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We have tremendous respect for, and confidence in, the management team of Aurora Energy, which is based on our first hand knowledge of the manner in which they are moving their project forward and the partnership approach they have taken with the Nunatsiavut Government from day one. We believe this unfortunate situation will, in the fullness of time, be looked upon as a minor bump in the road on the way to full development of their Michelin and satellite deposits. We are assisting in any way we can, and will continue to do so, with the common goal of trying to have the terms of this proposed legislation amended. We believe that this effort will ensure that the interests of the Nunatsiavut Government and the companies in the CMB are respected.

The collective experience in the mining industry from around the world shows that once a project moves toward the development stage, future expectations from all stakeholders move to the forefront of discussion and must be negotiated and settled before the next steps can be taken. This is what is now happening in Central Labrador. I must reiterate, Crosshair’s exploration plans would not be directly affected if the proposed legislation were to come into force.

I would like to thank all of you for your continued support as we push ahead with our corporate plan to grow Crosshair into a leader in the discovery and development of uranium resources, at a time when uranium is an obvious part of the Earth’s energy future.

I trust this letter has enlightened you to the situation currently unfolding in Labrador, but please feel free to contact our office if you have any questions or concerns. In addition, more information, including a map of the land claims as they impact the northern portion of our property (the southern portion is not impacted) can be found on the web site in the “Community” section.

Sincerely,

Mark Morabito

CEO, Crosshair Exploration and Mining